REDFLEX
HOLDINGS

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

RECEIVED
2006 DEC 18 A 8:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

7 December 2006

06019264

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Marilyn Stephens
Company Secretary

Enclosures: 1. Receipt Copy of this letter, and
2. Schedule 1

12/18

Schedule I
7 December 2006

Documents made public since the last submission on 24 November 2006:

Date	Item	Description
6 December 2006	Company Announcement	Redflex announces Clarification of AGM voting
5 December 2006	Company Announcement	Redflex announces Execution of Two New Photo Enforcement Contracts
30 November 2006	Company Announcement, Appendix 3Z, Appendix 3B and Appendix 3Y	Redflex announces Results of Annual General Meeting 2006 including Appendix 3Z; Final Director's Interest Notice, Appendix 3B New Issue announcement, application for quotation of additional securities and agreement relating to 223,750 Performance Rights issued, and Appendix 3Y Change of Director's Interest Notice relating to Mr Graham Davie
30 November 2006	Company Announcement	Redflex announces Chairman's Address and Presentations for the Company's Annual General Meeting.
27 November 2006	Appendix 3B	New Issue announcement, application for quotation of additional securities and agreement relating to 210,000 ordinary shares issued.

File No: 82-34862

Clarification re 2006 AGM voting

6 December 2006

The Directors wish to clarify certain aspects of voting recorded at the recent 2006 AGM, and in particular voting pertaining to resolution 3 [relating to the proposed re-election of Mr Bruce Higgins as a Director].

At the AGM it was requested that details of proxies lodged be disclosed. This request was not acceded to on the grounds that the data which was then available would have potentially been inaccurate and misleading based on a combination of two factors:

[a] a numerically significant, albeit as then yet undetermined, number of such proxies had been superseded immediately prior to the meeting by personal attendance of the donors or otherwise: [of 6,947,850 undirected proxies initially given to the Chairman 4,281,945 were superseded leaving a balance of 2,665,905]; and

[b] the Chairman shortly prior to the AGM having received instructions from the donors of a significant majority of the remaining undirected proxies that they required such proxies to be voted against resolution 3: [2,665,905 remaining balance less 1,486,472 required to vote against resolution 3 leaving a final balance of 1,179,433 genuinely undirected proxies held by the Chairman].

As advised to the meeting the Chairman indicated his intention, and that of the Directors other than Mr Higgins, to vote against the resolution. The Chairman voted undirected proxies held by him against the resolution. All directed proxies were voted as directed.

As announced to the ASX on 30 November 2006, resolution 3 was then, pursuant to a formal poll, lost by a margin of 6,229,227 votes [24,655,405 in favour with 30,895,032 against]. That being the case it is apparent that even if the Chairman had voted undirected proxies in favour of the resolution the resolution would still not have been carried.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

File No: 82-34862

Redflex Executes Two New Photo Enforcement Contracts

5 December 2006

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce its execution of new contracts with the cities of Menlo Park, California and Coppell, Texas

City of Menlo Park, California
The City of Menlo Park has a daytime population in excess of 47,000 and is located between San Francisco and San Jose in San Mateo County.

The contract with the City of Menlo Park is for up to 20 red light enforcement locations with a term of five years plus two two-year automatic renewals.

City of Coppell, Texas
The City of Coppell, Texas has a fulltime population of approximately 40,000, is located in the Dallas Ft. Worth Metroplex and is adjacent to Dallas Ft. Worth International Airport.

The contract with the City of Coppell, Texas is for up to 20 red light enforcement locations with a term of three years plus three one-year automatic renewals.

"With part of Dallas Ft. Worth's property being located within Coppell's city limits, we look forward to working with the City of Coppell on the unique traffic demands that are an output of this close proximity to the 3rd largest airport in America" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with over 100 USA cities and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607 0705

Results of AGM 2006

30 November 2006

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act we advise details of the resolutions and the proxies received in respect of each resolution as set out below.

Item 2 Re-election of Mr Peter Lewinsky as a director
The motion was carried on a show of hands as an ordinary resolution.

The instructions given to validly appointed proxies in respect of the resolution were as follows

In Favour	11,716,313
Against	17,535,837
Proxy's discretion	21,312,258
Abstention	31,826

Item 3 Re-election of Mr Bruce Higgins as a director
The motion was not carried as an ordinary resolution on a poll the details of which are

In Favour	Against	Abstention
24,655,405	30,895,032	31,826

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	28,911,090
Against	341,060
Proxy's discretion	21,312,258
Abstention	31,826

The Board wishes to thank Mr Higgins for his service to the Company over the last five years and wishes him well in his future endeavours. As Mr Higgins is no longer a director an Appendix 3Z is attached.

Item 4 Issue of securities to Mr Graham Davie
The motion was carried as an ordinary resolution on a poll the details of which are

In Favour	Against	Abstention
37,869,690	16,230,344	307,408

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	13,871,412
Against	15,110,676
Proxy's discretion	21,306,738
Abstention	307,408

Pursuant to shareholder approval 223,750 Performance Rights were issued to Mr Davie today and accordingly an Appendix 3B and an Appendix 3Y are attached.

Item 5 Remuneration Report
The motion was carried on a show of hands as an ordinary resolution.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	28,365,141
Against	346,824
Proxy's discretion	21,318,984
Abstention	565,285

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**BRUCE HIGGINS**
Date of last notice	28 March 2006
Date that director ceased to be director	30 November 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
32,502 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
	Nil

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Performance Rights**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**223,750 issued**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Following shareholder approval obtained at the Company's 2006 AGM, Mr Graham Davie, Chief Executive Officer, was issued with 223,750 Performance Rights pursuant to RHL's Long Term Incentive Plans for Executives.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No** 223,750 Performance Rights were issued under the terms of RHL's Long Term Incentive Plans for Executives. Details of the Plans were announced on 26 July 2006. Performance Rights vest into shares on a 1 for 1 basis at no cost to the executive subject to satisfaction of performance hurdles; the performance measure being RHL's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group of companies in the S&P/ASX300 over the same period. The following performance periods apply to the Performance Rights issued:

Performance Period	Performance Rights issued
1 July 2006 to 1 October 2007	74,581
1 July 2006 to 1 October 2008	74,581
1 October 2006 to 1 October 2009	74,588

5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue pursuant to RHL's Long Term Incentive Plan for Executives.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**30 November 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**88,806,974**	**Ordinary Shares (RDF)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**5**	**Employee shares fully paid (RDFAI)**
		530,000	**Options expiring 30 September 2008,** exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,260,000	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,619,390	**Performance Rights** Performance Period 1 July 2006 to 1 October 2007 (350,230) Performance Period 1 July 2006 to 1 October 2008 (537,458) Performance Period 1 October 2006 to 1 October 2009 (731,702)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**No change**

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM W DAVIE
Date of last notice	16 January 2006
Date of this notice	30 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	30 November 2006
No. of securities held prior to change	As the registered holder 1,180,466 Ordinary Shares (RDF) As not the registered holder 117,764 Ordinary Shares (RDF)
Class	Performance Rights
Number acquired	223,750
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	As the registered holder 1,180,466 Ordinary Shares (RDF) 223,750 Performance Rights As not the registered holder 117,764 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Following shareholder approval obtained at the Company's 2006 AGM held today, Mr Davie was issued a total of 223,750 Performance Rights under the Company's Long Term Incentive Plan for Executives. Performance Rights vest into shares on a 1 for 1 basis at no cost to the executive subject to satisfaction of performance hurdles; the performance measure being RHL's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group of companies in the S&P/ASX300 over the same period. The following performance periods apply to the Performance Rights issued:

Performance Period	Performance Rights issued
1 July 2006 to 1 October 2007	74,581
1 July 2006 to 1 October 2008	74,581
1 October 2006 to 1 October 2009	74,588

Part 2 – Change of director's interests in contracts

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

REDFLEX HOLDINGS

Release to Australian Stock Exchange

File No: 82-34862

AGM 2006

30th November 2006

Redflex Holdings Limited is pleased to release the Chairman's Address and Presentations for the Company's Annual General Meeting today.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

Redflex Holdings Limited AGM 2006
Chairman's Address

Ladies and Gentlemen

On behalf of the Board I welcome you to the 2006 Annual General Meeting of Redflex Holdings Limited and take the opportunity to thank you all for your ongoing interest in and support for the Company. We are very pleased to be able to advise that generally things are going well. Over the last 12 months your Company has made significant commercial progress, has been subject to major ongoing expansion, and is well-positioned for a bright future. That said however, we are still faced with many challenges on many different fronts which are being tackled with all possible vigour.

The traditional key performance indicators relating to financial performance are, in general, highly encouraging. Total corporate revenue rose from A$46 million to A$72 million; pre-tax profit increased from A$8.4 million to A$11.8 million; post-tax profit increased from A$6.9 million to A$8.7 million; earnings before interest taxation depreciation and amortisation (EBITDA) increased from A$16.4 million to A$23.6 million. The EBITDA figure is particularly significant given that it measures the amount of internally generated free cash flow, which cash flow is used to finance our ongoing capital spending. Pleasingly, we have now reached a point whereby such EBITDA provides sufficient cash flow to essentially fully finance such ongoing capital expenditure, thereby largely obviating the need for further external funding either through debt or equity.

Such has been the extent of the Company's profitability in recent times that the Company has exhausted previously accumulated Australian tax losses. Henceforth we expect that the Company will be liable for substantial Australian taxation obligations pursuant to which we expect that franking credits will be accumulated by the Company. That being the case, it is expected that dividends, with franking credits attached, will be paid commencing in the 2007/2008 financial year.

The USA Traffic Division continues to constitute the Company's core business and indeed steadily becomes more so. The installed base of camera installations has grown strongly in recent times. During the 2005/2006 financial year the installed base grew from 463 to 667 installations. As at the date hereof, we are on track to install 100 in this first half of financial year 2007. During the full 2006/2007 financial year we expect to construct somewhere in excess of 200 new installations. The Company's contracted base now covers in excess of 100 cities across the USA in no less than 16 separate states. Since 30 June 2006 to the date hereof, 19 new cities have been added to the Company's contract portfolio pursuant to which our rapid growth rates can be expected to be maintained for the foreseeable future. As the number of installations grows so does our revenue, cash flow and profitability.

Leadership of the USA Traffic Division was taken over in December 2005 by Karen Finley. Karen had worked for the Company for many years and thus was very familiar with all aspects of our corporate operations within the USA. Since assuming her role as Divisional Head, Karen has done a great job in leading her team. We thank her for her efforts and

congratulate her on her achievements. She has been well supported by the loyal and hard working senior management team around her. Karen has cut short her Thanksgiving celebration back in Arizona and has flown out to be with us today. I would ask Karen to stand so that you will be able to recognise her. I am confident that should you have any queries for her she will be pleased to answer them either in the formal part of the meeting or alternatively during the time set aside for refreshments and mingling after the formalities have concluded.

During the last 12 months, the USA Traffic Operation has enjoyed a significant number of operational highlights. Clearly one of the most significant was a pilot program conducted by Redflex on the 101 Freeway running through Scottsdale Arizona. A total of 6 speed enforcement cameras were erected on the 101 Freeway for the purpose of conducting a pilot program for 9 months between January and October 2006. Such program constituted the first use of speed cameras on freeways within the USA. I am pleased to advise that during the pilot period the program was spectacularly successful, not only in a technical sense but also, most importantly, from the viewpoint that the incidence of speeding on the freeway in question diminished dramatically. A detailed statistical evaluation of the success of the program is currently being conducted by the University of Arizona, with particular reference to the program's effect on collision statistics. Certainly our own data in relation to the incidence of speeding before, during, and after the pilot program, indicates that the case for such enforcement procedures is compelling. Given the tens of thousands of miles of freeways which exist within the USA, the commercial potential of such programs is vast. The reference site we have created on the 101 Freeway, is accordingly invaluable in that regard. We currently enjoy clear market leadership within the United States and initiatives such as this one give us every hope that such position can be maintained – and indeed improved.

Market leadership has, however, brought with it significant responsibilities and obligations. Our industry remains somewhat controversial in the USA leading to much high-level activity in the political, legislative and judicial arenas. As market leader in the USA, Redflex has no alternative but to fight the majority of the industry battles in these areas, particularly in the light of the weak financial position of various other industry participants. Even though such battles are expensive and distracting for our management, they must be fought diligently. We are confident that the benefits that the industry can bring to the community are such that the logic of our position will ultimately prevail.

The USA operation is supplied with hardware and software by our Australian Traffic Division led by Ricardo Fiusco and his team. Ricardo is also here today and I would also ask him to stand to facilitate any questions you may have of him either in the formal or informal part of the meeting. In addition to acting as a supplier to the USA Traffic Operation, the Australian Traffic Division conducts a highly successful business in its own right. It provides hardware and software to all six states of Australia, to Europe, to Asia, to South Africa and to New Zealand. Growth rates relating to this Division have in recent times been nothing short of phenomenal. The Division has a very healthy current order book and a number of highly attractive future prospects which are being pursued with all possible vigour. It is now the only manufacturer of such equipment in Australia. The quality of its production is clearly

world-class and its contribution to the Redflex "bottom line" has been substantial and is becoming more so.

Our combined Traffic Divisions have been growing more successful and more profitable at a substantial rate in recent times. This is clearly a source of great satisfaction to all concerned. Whilst commercial success is obviously critical, it should never be forgotten that more importantly our Traffic Divisions are engaging in an industry that has a powerful, positive, social effect. Over the last 30 years improvements in Australian road safety have been massive and Australia can justly claim to lead the world in that area. Road safety cameras, such as those developed, manufactured, installed, and operated by Redflex have played no small part in this "revolution". To be involved in an endeavour that is not only commercially successful but also sociologically beneficial constitutes a most unusual and attractive congruence.

The other business division of Redflex is the Communications Division. As has previously been announced, it is the Board's intention that this Division be divested so that full focus may be directed to Traffic operations. Negotiations regarding the potential sale of the Division are currently taking place and we are confident that divestment will be achieved in the near future. That said, the Division somewhat ironically, enjoyed its most profitable trading year ever in the 2005/2006 year. Such profit was very largely a "one off" arising from a very large contract with Lockheed Martin, which, as has been previously announced, was "terminated for convenience" whilst only partially complete. Since then the Communications Division has continued to trade on a profitable basis. The quality of the product that the Communications Division brings to the market is such that we are confident that the Division has bright future albeit probably under different ownership.

We again take the opportunity to thank the Company's shareholders for their long-standing support. Much has been achieved but much remains to be achieved. You may rest assured that the Board will be unstinting in its efforts to convert potential achievements into commercial realities.

It is also appropriate at this time to formally record our thanks for the loyalty and hard work of the Company's employees across the globe. They have done well and we congratulate them for it.

Chris Cooper
Chairman

Redflex Holdings Limited AGM 2006
Chief Executive Officer's Address & Presentation

Ladies and Gentlemen,

Chris has touched on the financial highlights for the 2005/2006 financial year, and I will expand on that briefly, and give an overview of operations in Australia before Karen's presentation on our USA operation.

Highlights

Some of the financial highlights for the year have been:

- An increase of 55% in Revenue from $46.2 million to $71.642 million;
- An increase of 45% in Earnings Before Interest Taxation Depreciation and Amortisation (EBITDA) from $16.3 million to $23.6 million;
- An increase of 41% in Net Profit Before Tax from $8.4 million to $11.8 million;
- An increase of 25% in Net Profit After Tax (NPAT) from $6.9 million to $8.7 million;

Profitability Trend

The trend in profitability has continued as shown on the graph of net profit for the past four years.

Financial Analysis

It is interesting to note the financial results for the two halves of the financial year. The major FS21 project won by the Communications business and subsequently terminated 'for convenience' gave rise to a disproportionate result in the first half, and a consequently lower result in the second half. Revenue was $36.6 million in H1 and $35 million in H2, EBITDA was $13.3 million in H1 and 10.3 million in H2, and NPAT was $5.7 million in H1 and $3.0 million in H2, giving the overall profit after tax for the year of $8.7 million.

For the Traffic business, the picture is somewhat different with a progression in the result from H1 to H2. Revenue was $23.0 million in the first half and grew by 33% to $30.5 million in the second half for a total of $53.5 million for the year. EBITDA was $8.8 million in H1 and grew 31% to $11.5 million on H2, resulting in $20.3 million for the year. Net Profit after tax increased for $1.4 million in the first half to $3.1 million in the second half for the overall result of $4.5 million.

The performance of the Communications business was weighted heavily in the first half with the focus of the very large FS21 project. The H2 result suffered when that contract was terminated and a significant downsizing exercise occurred. H1 revenue was $13.2 million reducing to $4.3 million in H2, EBITDA was $6.1million in H1 and $0.8 million in H2, and profit before tax was $5.7 million in H1 and $0.2 million in H2.

Cash Position Highlights

In the 2006 financial year our capital expenditure on plant and equipment – predominantly cameras systems for the USA was $22.7 million. This compares to EBITDA for the group of $23.6 million, and our cash flow from operations of $20.4 million. On this basis we have reached the position where our planned growth is expected to be fundable from existing facilities and cash generated.

Our net debt position was low at the end of the financial year with bank debt of US$15.5 million offset by cash and equivalents on hand of AU$11.6 million.

Key Measures and ratios

Some of the key measures and ratios relating to financial performance and position are:

Basic Earnings per share – up 21% to 9.96 cents

Diluted earnings per share – up 26% to 9.72 cents

Net tangible assets per share – up 32% to 75.7 cents

Interest bearing debt/equity ratio 0.31

Working capital ratio - 3.0

Return on equity of 13.3%

Australian Operations

It has been another strong year for Redflex Traffic Systems in Australia, with a number of significant projects won, some of which have already been delivered and some of which are well underway.

With the addition of a contract to supply red light and speed combination cameras to South Australia, Redflex now has contracts with every state in Australia. Redflex is working closely with the South Australian customer to ensure a highly successful program for the State.

In Victoria, Redflex has installed speed cameras on the Geelong Freeway. Contracted in September, installed by December and live in January, the system is a flagship for new technology speed camera systems.

Leading edge Redflex point to point speed enforcement technology has been installed on the new Craigieburn Bypass north of Melbourne and on the Hume Freeway between Melbourne and Seymour. This technology uses optical character recognition of number plates to identify each vehicle and then determines those vehicles that have been speeding over the long distances enforced by the system.

Redflex is also installing more red light and speed combination cameras throughout the State. The Stage 1 project was announced in November 2005 and the Stage 2 project was announced in March 2006. This roll-out is well underway, with the program running to plan.

Redflex has also installed a number of Railway Crossing Enforcement cameras in the state of Victoria - another important initiative for the future.

In Western Australia, the next generation of Redflex back-office processing software is now operational. The system is used to issue and manage tickets for speeding, red light running and on-the-spot fines generated by police officers in the field. The system is large scale, web-enabled and highly automated; to service the full needs of a Traffic Camera and Infringement Management operation.

Redflex Bus Lane Enforcement camera systems have gone live throughout New South Wales. This world-leading system detects vehicles at multiple points along the bus lanes and then uses Optical Character Recognition to determine vehicles that are illegally using those lanes.

Speed cameras are operational in the Cross City Tunnel in Sydney and a number of additional fixed speed cameras have been installed throughout that state.

Both mobile radar enforcement cameras and mobile laser enforcement cameras have been delivered to Tasmania; with software upgrades to Queensland; these round out deliveries to every state in Australia this financial year.

Systems have also been sold to South Africa, the United Kingdom, Saudi Arabia and Bahrain.

In addition, manufacturing and delivery of Redflex products has continued to meet demand from the US business and other customer around the world.

New Product Development

The Redflex research and development program continues to develop the products to ensure world-wide Redflex market leadership. Highly reliable and duplicated speed measurement systems ensure the accuracy of prosecutions, new detection technologies increase the range of opportunities open to Redflex, and high performance cameras increase prosecution rates and revenue streams.

Technology and Product Development

Development of leading edge technologies to support our world class service offering has continued through the year. Some of the new technologies developed include:

- New digital camera systems to enhance performance and expand our range to enable us to offer cameras best suited to specific applications;
- Further enhancement to our point-to-point speed offering which allows efficient enforcement of speed over long distances;
- We have focussed on development of non-intrusive technologies and the integration of third party technologies so that we are able to offer the complete range of field detection sensors to meet identified customer requirements;
- The new Redflex-developed flash technology has been deployed broadly in different configurations;
- A new enhanced speed van has been deployed in the USA;

- Secondary (and tertiary) speed verification technologies have been developed further;
- Our Bus Lane enforcement technology has been enhanced and fielded. This technology is attracting significant interest in Australia and overseas;
- Our world-best back office processing system including camera asset management, configuration, and comprehensive work flow management, business process control, and document management for processing a broad range of infringements, has gone live in the state of Western Australia.

We will continue to invest in Research and Development, with the targeted expenditure being approximately 5% of revenue for the year ahead. Development that is expected to give rise to future benefits will be capitalised with the capitalised development amortised over a ten year period. The capitalised development is also tested for impairment at each half year. If the carrying value of elements of development is not sustainable, then that value is written down.

Redflex Communications

The focus of Redflex is very much on Traffic photo enforcement and public safety and as this has become the dominant business, the board has decided to divest the Redflex Communications business. The process for this is now well advanced. When the way forward is quite clear the market will be informed of the outcome. In anticipation of this the business has been classified as a 'disposal group held for sale' in the accounts.

The Communications business made a significant contribution to the profitability of the Group for the year ended 30 June 2006, however a substantial proportion of that contribution was due to the large FS21 contract which was terminated 'for convenience' during the year. The level of activity generated by that contract, which was valued at approximately $46 million dollars, was expected to flow through to future years.

The Communications business has won significant new contracts recently including in the USA, to a NATO country, in Denmark for the police force, and in Turkey for a defence project. It is well-positioned to perform in its market area, particularly with the release of the new Switchplus Gen III communications technology, and we anticipate that it should do well in a new context.

Outlook

Management has budgeted for growth in the 2007 financial year. We are planning to install more camera systems in the US than we did over the past year and to continue to develop opportunities to exploit our world-leading technologies in Australia and the rest of the world.

The Build Own Operate and Maintain (BOOM) business in the USA is very attractive; however, we will continue to build our presence in other parts of the world. We continue to seek to identify opportunities for the BOOM model outside the United States, and feel that the benefits of a full outsourcing approach can be demonstrated based on our successful experience in the USA.

Our assessment of the potential US market for outsourced photo-enforcement remains that it could grow to represent a multi-billion dollar industry as it is fully built out over time. Redflex is in the premier position to capitalise on that potential growth in the industry.

We will also continue to investigate opportunities to offer new technologies into our existing markets and to look for and develop new technologies.

We expect that the cash generated from operations in the USA will exceed the capital required to install new cameras, based on our stated plans. Consequently we expect our borrowings for capital investment for our outsourced photo enforcement solutions to peak in the 2007 financial year and to be repaid progressively. The support of our financial partner, Harris Bank, has been greatly appreciated and has been crucial to our ability to continue to grow the business.

Thanks

I would like to take the opportunity to thank all those people and organizations that have contributed to the success of the Redflex Group, but particularly the staff who have collectively been responsible for the achievements of the company over the past year.

I now hand over to Karen for her presentation on the US Operations.


2006

REDFLEX HOLDINGS LIMITED

ANNUAL GENERAL MEETING 2006

Group Financial Performance Highlights

- **Revenue**
  - Up 55% to $71.6 million



- **Earning Before Interest, Tax, Depreciation & Amortisation (EBITDA)**
  - Up 45% to $23.6 million from $16.3 million



- **Net Profit Before Tax (NPBT)**
  - Up 41% to $11.8 million



- **Net Profit After Tax (NPAT)**
  - Up 25% to $8.7 million



- **Note: Prior period results restated under AIFRS**

Profit History



12
10
8
6
$m
4
2
0
-2
-4
2003
2004
2005
2006
NPBT

Note: 2003 & 2004 results are pre AIFRS

Group Results FY06

	H1 06	H2 06	FY06 Total
Revenue	$36.6m	$35.0m	$71.6m
EBITDA	$13.3m	$10.3m	$23.6m
NPBT	$8.4m	$3.4m	$11.8m
NPAT	$5.7m	$3.0m	$8.7m

Traffic Results FY06

	H1 06	H2 06	FY06 Total	H1/H2 % change
Revenue	$23.0m	$30.5m	$53.5m	33%
EBITDA	$8.8m	$11.5m	$20.3m	31%
NPBT	$3.8m	$5.6m	$9.4m	47%
NPAT	$1.4m	$3.1m	$4.5m	

Communications Results FY06

	H1 06	H2 06	FY06 Total
Revenue	$13.2m	$4.3m	$17.5m
EBITDA	$6.1m	$0.8m	$6.9m
NPBT	$5.7m	$0.2m	$5.9m
NPAT	$4.2m	$0.0m	$4.2m

Cash Position Highlights

- **CAPX (PPE) of $22.7 million compared to:**
  - EBITDA of $23.6 million
  - Cash flow from operations of $20.4 million
- **Harris Bank facility of US$19 million**
  - drawn to US$15.5 million (at 30 June 2006)
- **Cash and equivalents at 30 June 2006 of $11.6 million**
- **Planned growth expected to be fundable from existing facilities and cash generated**

Key Measures & Ratios

- **Basic Earnings per Share**
  - 9.96 cents
  - Up 21% from 8.20 cents in FY 05
- **Diluted Earning Per Share**
  - 9.72 cents
  - Up 26% from 7.73 cents in FY 05
- **Net Tangible Assets Per Share**
  - 75.7 cents
  - Up 32% from 57.3 cents at 30 June 05
- **Interest Bearing Debt/Equity Ratio of 0.31**
- **Working Capital Ratio of 3.0**
- **Return on Equity of 13.3%**

Australian based – non USA Operations

- **Equipment and systems delivered to all states in Australia**
- **Geelong Freeway fixed digital speed systems**
  - Contract won in Sep 05, completed Dec 05, live in Jan 06
- **Point-to-point speed systems installed on Hume Freeway**
  - Leading edge technology
- **Additional Red Light/Speed Cameras for Victoria**
  - Two additional stages of 13 systems each
- **Rail Crossing Enforcement Cameras installed in Victoria**
  - Technology has now been sold in USA
- **WA Police Service – latest generation back office deployed**




LINE

Australian based - non USA Operations

- **Bus Lane enforcement systems**
  - Live throughout NSW
- **Additional fixed speed cameras in NSW**
- **Export activity to United Kingdom, South Africa and Saudi Arabia**
- **Manufacturing & delivering for USA, Australian and International business**



New Product Development

- **New digital camera systems**
  - Enhanced performance and expanded product range
- **Point-to-point speed system**
  - Further enhancement and extensive field testing
- **Non-intrusive technologies**
  - Further development and integration of third party technologies
  - Complete range of field detection sensors to meet all requirements.
- **Flash technology**
  - Enhanced and deployed broadly in different configurations;
- **Speed vans**
  - New generation deployed in the USA
- **Secondary (and tertiary) speed verification**
  - Further development of industry leading technologies

New Product Development - continued

- **Bus Lane enforcement technology**
  - Enhanced and fielded
  - attracting significant interest in Australia and overseas.
- **New generation Back Office processing systems**
  - Comprehensive work flow management and document management
  - Configurable business processes
  - Deployed camera asset management
  - Now operational in the state of Western Australia

Communications - Highlights

- **Divestment options are being pursued**
- **Lockheed Martin FS21 contract settled**
  - Terminated for convenience
  - Positive cash/profit effect for the group reflected in FY06 results
- **New contract in USA**
- **Net Profit Before Tax for FY06 of $5.97 million**
- **Major contract win with NATO country in Europe**
- **Major police project in Denmark in progress**
- **New defence project for Turkey**
- **Next Generation Switchplus GenIII technology developed under R&D Grant**

Outlook

- Redflex continues to maintain its dominant position in the USA.
- Profitable installed base and contracted backlog in hand to grow business in FY07.
- Growth in installed base of cameras in FY07 projected to exceed FY06
- Continued focus on USA market
- Market conditions and competitive position remain favourable.
- Looking to grow globally
- Strong and growing intellectual property and product portfolio in target markets.
- Strong cash flow underpins growth


2006

REDFLEX HOLDINGS LIMITED

ANNUAL GENERAL MEETING 2006

REDFLEX
HOLDING

REDFLEX Year In Review- Discussion Agenda

- **Sales and Marketing Highlights**
  - New Contracts
  - New States
- **Operational Highlights**
  - Contracted Cities & installed systems
  - A year of "firsts"
  - Speed Test Review
- **U.S. Legislative and Legal Environment**
- **U S Photo Enforcement Market**
  - Market share and penetration
- **Investment in Future Growth**
- **Scorecard**

REDFLEX Sales & Marketing Performance Highlights FY2006 and YTD FY2007

- **US Redflex Traffic Systems continues on an upward momentum:**
- **45 new contract awards**
  - 26 in FY 2006 (3 New Speed Contracts)
  - 19 in FY 2007 YTD (3 New Speed Contracts YTD)
  - Positive Trending for Increased Speed Enforcement
- **4 new states**
  - 3 in FY 2006
  - 1 in FY 2007 YTD
- **Sale of first rail road crossing system in Texas**
- **RTSI Largest California City Contract (City of Riverside)**
- **RTSI Largest Texas City Contract (City of El Paso)**
- **Doubled the Sales Staff while partnering with local consultants to gain access to new markets**
- **Building on the speed market**
  - New Mexico
  - Washington State
  - Arizona

REDFLEX Sales & Marketing Performance Highlights FY06

New Programs

1. Laguna Woods, CA
2. Los Alamitos, CA
3. Bellwood, IL
4. San Leandro, CA
5. Davenport, IA
6. Rocklin, CA
7. Trotwood, OH
8. Loma Linda, CA
9. Plano, TX
10. Yuba City, CA
11. Newburg, OR
12. Richardson, TX
13. Frisco, TX
14. Denton, TX
15. Knoxville, TN
16. Griffen, GA
17. Auburn, WA
18. Columbus, OH
19. Baldwin Park, CA
20. Duncanville, TX
21. Springfield, OH
22. Brunswick, GA
23. Newark, CA
24. Clive, IA
25. Lakewood, WA
26. Thomasville, GA

REDFLEX Sales & Marketing Performance Highlights FY07 YTD

New Programs

1. St. Peters, MO (New State)
2. Moultrie, GA
3. El Paso, TX (Largest Texas City To-Date)
4. Riverside, CA (Largest California City To-Date)
5. Grand Prairie, TX
6. Prescott Valley, AZ (Speed Program)
7. Walnut, CA
8. University Park, TX
9. Lancaster, CA
10. SeaTac, WA (RLC/Speed Program)
11. Moses Lake, WA (RLC/Speed Program)
12. Montebello, CA
13. Tifton, GA
14. Hapeville, GA
15. Farmers Branch, TX
16. Longview, TX
17. Harlingen, TX
18. Oak Lawn, IL
19. Richland Hills, TX

REDFLEX Operational Highlights- A year of firsts

- **Increased number of contracted cities**
  - from 61 to 87 in FY 2006
  - +19 to 104 in FY2007 YTD (after Virginia Beach & Paramount)
- **First Freeway Speed Pilot Project in Arizona**
- **Installed 204 systems in FY 2006 and on track for 100+ in H1 FY 2007**
- **Processed 270,000 incidents in October 2006 – up 90% in 12 months**
- **February/March rolled out superior photonotice.com website for violators to view video online**

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Citation:	062[redacted]
License Plate:	905[redacted]
City Code:	SCD
Name:	[redacted]
Date:	02-NO[redacted]
City:	Scottsdale
State:	AZ
Location:	Scottsdale &[redacted]


SD SH90 01

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Internet

U.S. Photo-Enforced REDFLEX Installed Base


WASHINGTO
OREGON
CALIFORNIA
NEVADA
IDAHO
MONTAN
WYOMIN
UTA
ARIZONA
COLORADO
NEW
NORTH DAKOT
SOUTH DAKOT
NEBRASKA
KANSAS
OKLAHOMA
TEXA
MINNESOTA
IOW
MISSOURI
ARKANSAS
LOUISIANA
WISCONSI
MICHIGAN
MICHIGAN
ILLINOIS
INDIANA
OHIO
KENTUCK
TENNESSEE
MISS
ALABAMA
GEORGIA
FLORIDA
SOUT CAROLINA
NORTH CAROLINA
VIRGINIA
W
PENN
NEW
MARYLAND
DELAWAR
NE JERSEY
CONN
RI
MASS
NH
V
MAINE
Fixed Speed
Red light
Speed Van

REDFLEX Installation Trend


RTSI Installed System Base
800
700
600
500
400
300
200
100
0
135
213
301
399
463
538
667
June 2003
Dec 2003
June 2004
Dec 2004
June 2005
Dec 2005
June 2006

REDFLEX Speed Test Review

- **USA: Scottsdale, AZ Speed Project**
  - First freeway speed camera test. 7.8 miles of 101 Freeway (6 cameras)
  - Test period January 2006 through October 2006, results expected end of January 2007
  - Dr. Simon Washington, Professor of Civil Engineering at Arizona State University conducting quantitative analysis including:
    - Speed behavior before, during, and after test period
    - Crash, fatality, injury during same time period
    - Spillover effect on other parts of 101 Freeway
  - Early qualitative results positive
  - Citizen support to reactivate cameras is high
  - Speed Project can serve as a basis for building out the speed market

U.S. Legislative Environment

- **Redflex Challenges**
  - Virginia Beach, VA Photo-enforcement legislation expired and not renewed (8 Cameras decommissioned)
  - Ohio HB 56 – More favourable environment post elections on November 7. Possibly no further updates until new sessions are held.
  - Arizona speed –all current anti-photo enforcement bills have been dismissed.
  - Texas HB 55 - Recent legislation introduced to eliminate red light cameras in the state. Likely outcome unknown at this early stage.

U.S. Legal Environment

- **Redflex Challenges**
  - North Carolina – court interpretation of 'clear proceeds' distribution in dispute (20 cameras)
  - Minneapolis, MN – state and city ordinance conflict (16 cameras). Appeal process continues.
  - Toledo, OH – the City and Redflex are jointly named in a constitutionality claim. Motion to dismiss has been filed.
  - Knoxville, TN – City and Redflex are jointly named in constitutionality claim. Working on motion to dismiss.
  - Sioux Falls, SD – City and Redflex are jointly named alleging improper signaling and intersection design and constitutionality claim. Assessing the going forward strategy.

New Contracts- Industry wide

New Contracts Executed Since July 1, 2006

- **RTSI = 19**
- **ATS = 4**
- **Nestor = 4**
- **ACS = 1**
- **Lasercraft = 3**
- **Peek = 0**
- **Others = 0**


Lasercraft
10%
ACS
3%
Nestor
13%
ATS
13%
RTSI
61%

Market Share based on Installed Systems

Based on ~1,509 systems

- **Redflex with ~ 48%**
- **ATS ~ 104 = 6.9%**
- **Nestor ~211 = 14%**
- **ACS ~ 270 = 17.9%**
- **Peek ~ 96 = 6.3%**
- **Lasercraft ~ 100 = 6.6%**
- **Others ~ 10 = .7%**


Peek Traffic
6.3%
Lasercraft
6.6%
Other
.7%
ACS
17.9%
RTSI
48%
Nestor
14%
ATS
6.9%

Data Source: Media Reported Installs

Market Penetration and Potential

- **Potential Market – 2,827 cities for red light and speed programs (based on populations of 10,000 +)**
- **Current Market**
  - ~1509 photo enforcement systems
  - ~1224 are digital
- **~ 210 cities have existing programs**
- **Redflex digital market share ~50% of cities currently running a photo enforcement program**
- **Redflex contract base increased to 104 cities**
- **Approximately 5% of the red light camera market is penetrated**

Market Drivers

- Decreased Public Safety Funding
- Increased Traffic Complaints
- Municipal Budget Deficits
- Increased Aggressive Driving
- Sustained Population Growth
- Acceptance of Technology
- Acceptance of Outsourcing

REDFLEX Investments for Future Growth

- **Operational Excellence:**
  - Secure 24/7 off-site data back-up and recovery site
  - Web enabled back office processing for redundancy and regionalized processing
- **New Product Momentum:**
  - State-of-the-art mobile speed vans (approved by the International Associations of Chiefs of Police)
  - Fixed laser system deployed in Iowa
  - Non-intrusive red light detection deployed in multiple locales
  - Enhanced flash technology
- **Strategic build out of expertise:**
  - Sales deployment of lobbyists to support new market penetration
  - Government affairs and marketing strategy appointments made
  - Expanded engineering, construction, and maintenance capacity

Conclusion - Scorecard

- **Redflex is the Leader in the “New Market Space”**
- **Increasing Market Share**
  - 19 New Contracts FY07
  - 48% total market share
  - Over 60% of digital market share
  - 61% of new contract executions
- **Beyond Existing Demand**
  - New States Focus
  - New Lines of Business
- **Operational Excellence**
  - Highest rate of system delivery in the industry
- **Value Innovation**
  - Increased system efficacy and efficiency
    - Infrastructure cost savings
    - Decreased time to installation
- **With approximately 5% market penetration there are continued growth opportunities now and into the future!**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**210,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.634 each**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of unlisted employee options (RDFAS)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**27 November 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**88,806,974**	**Ordinary Shares fully paid (RDF)**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**5**	**Employee shares fully paid (RDFAI)**
		530,000	**Options expiring 30 September 2008** exercise price at date of issue \$0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS).
		1,260,000	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 (\$2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT).
		1,395,640	**Performance Rights:** Performance Period 1 July 2006 to 1 October 2007 (275,649) Performance Period 1 July 2006 to 1 October 2008 (462,877) Performance Period 1 October 2006 to 1 October 2009 (657,114)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**No change**

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

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+ See chapter 19 for defined terms.